United States securities and exchange commission logo





                              February 6, 2024

       Chao Gao
       Chief Executive Officer
       Scage Future
       2F, Building 6, No. 6 Fengxin Road
       Yuhuatai District, Nanjing City
       Jiangsu Province, 210012
       People   s Republic of China

                                                        Re: Scage Future
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted January
8, 2024
                                                            CIK No. 0002000366

       Dear Chao Gao:

                                                        We have reviewed your
draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4 submitted January 8, 2024

       General

   1. We note that your definition of "PRC" on page vii excludes Hong Kong and Macau for the purposes of your
proxy statement/prospectus. Please revise to clarify, where
                                                        appropriate, that the
legal and operational risks of doing business in China also apply to operations in Hong Kong
and Macau.
   2. We note your disclosure on page 44 that you will be required to complete the filing with the CSRC for the
business combination. We also note your disclosure on page 43 indicating the approval
of the CSRC may be required in connection with this offering.
                                                        Please revise or
clarify.
 Chao Gao
FirstName LastNameChao Gao
Scage Future
Comapany6,NameScage
February   2024      Future
February
Page 2 6, 2024 Page 2
FirstName LastName
3. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
4. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
5. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
6.       It appears that underwriting fees remain constant and are not adjusted based on
         redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
7. Please tell us, with a view toward disclosure, whether you have received notice from the
         underwriters or any other firm engaged in connection with the SPAC   s
initial public
         offering about ceasing involvement in your transaction and how that may impact your deal, including the deferred underwriting compensation owed for the
SPAC   s initial
         public offering.
8. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in
         light of Russia   s invasion of Ukraine or in light of the
effectiveness of the UFLPA. For
         example, discuss whether you have or expect to:
             suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores;
              reduced headcount; or delayed projects;
             experience labor shortages that impact your business;
             experience cybersecurity attacks in your supply chain;
             experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine or cotton, polysilicon, lithium, nickel, manganese, beryllium, copper, gold or other raw material sourced from Western China);
             experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
             be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries;
             exposed to supply chain risk in light of Russia   s invasion of
Ukraine, the
              effectiveness of the UFLPA and/or related geopolitical tension or
have sought to    de-
              globalize    your supply chain.
 Chao Gao
FirstName LastNameChao Gao
Scage Future
Comapany6,NameScage
February   2024      Future
February
Page 3 6, 2024 Page 3
FirstName LastName
         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.
What conditions must be satisfied or waived to complete the Business Combination?, page xiv

9. Please revise your disclosure to clearly identify all material closing conditions and indicate which may be waived.
What equity stake will current Finnovate Public Shareholders, the Sponsor and the Scage
International shareholders and their affiliates..., page xv

10. Please revise the table to disclose the sponsor and its affiliates total potential ownership interest in the combined company, assuming the exercise and conversion of all securities.
Proxy Statement/ Prospectus Summary, page 1

11. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency that is
         required to approve your or your subsidiaries    operations, and state
affirmatively whether
         you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
12. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under applicable agreements.
13. Please revise to disclose the sources and uses of funds in connection with the business combination and clearly disclose all expected payments to be made in connection with the closing of the business combination.
 Chao Gao
Scage Future
February 6, 2024
Page 4
14. Please revise to disclose the material terms of Scage International's convertible debt.
Summary Risk Factors
Risks Related to Doing Business in China, page 15

15. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Selected Historical Financial Information of Finnovate, page 20

16. In the introductory paragraph, please clarify in the first sentence which specific periods have been derived from the audited versus unaudited financial statements of Finnovate included elsewhere in the proxy statement/prospectus. In this regard, we note the filing includes audited financial statements of Finnovate as of December 31, 2022 and 2021 and for the year ended December 31, 2022 and for the period from March 15, 2021 (inception)
         through December 31, 2021, along with unaudited interim financial statements as of
         September 30, 2023 and for the three and nine months ended September 30, 2023 and
         2022. Please also disclose that selected financial data as of June 30, 2023 and for the six months ended June 30, 2023 are derived from unaudited interim financial statements not included in the filing.
17. Refer to the summary of condensed statements of operations for the period from March
FirstName LastNameChao Gao
       15, 2021 (inception) through December 31, 2021. Please reconcile the number of
Comapany    NameScage
       weighted  averageFuture
                          shares outstanding of both redeemable ordinary shares
and non-
       redeemable
February            ordinary
          6, 2024 Page  4    shares with the weighted average shares shown on
page F-68.
FirstName LastName
 Chao Gao
FirstName LastNameChao Gao
Scage Future
Comapany6,NameScage
February   2024      Future
February
Page 5 6, 2024 Page 5
FirstName LastName
Risk Factors
We depend and expect to continue to significantly depend..., page 27

18. We note your disclosure that you plan to release Andromeda, Fairy+, and Sky Turtle within the next two years. Please reconcile this with your business section, which indicates that each vehicle will be released in 2024. Additionally, please revise your business section to state whether or not you expect to rely on currently-unknown advances in technology to finish development of any of your products.
Any adverse change in our cooperation with our business partners..., page 30

19. We note your disclosure that you have established joint ventures to improve vehicle sales and enlarge your service scope. If material, please revise to disclose the terms of the joint ventures.
We are dependent on our suppliers, a significant number of which..., page 35

20. We note that you rely on a significant number of single or limited source suppliers. Please disclose any disruptions you have experienced due to such reliance. Risks Related to Doing Business in China, page 42

21.      Given the Chinese government   s significant oversight and discretion
over the conduct and
         operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you
         that, pursuant to federal securities rules, the term    control
(including the terms
            controlling,       controlled by,    and    under common control
with   ) means    the possession,
         direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
 Chao Gao
FirstName LastNameChao Gao
Scage Future
Comapany6,NameScage
February   2024      Future
February
Page 6 6, 2024 Page 6
FirstName LastName
Description of Negotiations between Finnovate and Scage International, page 87

22. We note Finnovate's initial proposed transaction consideration of $500 million was based on its preliminary due diligence findings, information provided by
Scage International   s
         management and its initial financial analyses. Please revise to further discuss the material assumptions and factors that the Finnovate board relied upon in determining the initial valuation.
Summary of the Opinion of ValueScope as Financial Advisor to Finnovate, page 93

23.      Please furnish the information required by Item 1015(b) of Regulation
M-A for
         ValueScope, Inc. Additionally, revise to disclose the key assumptions and conclusions, quantifying where applicable, made by ValueScope, Inc. in formulating its opinion.
Financial Analysis, page 96

24.      We note Finnovate   s Board relied on ValueScope's financial analyses
and fairness
         opinion. We also note Scage International   s management provided
projections from June
         2024 through June 2027 to ValueScope. Please revise to disclose the projections. Describe the material assumptions underlying the projections and the limitations of those projections, including, as applicable, assumptions with respect to general business, economic, regulatory, market and financial conditions and other factors. Please revise to describe such assumptions with specificity and quantify where practicable. Disclose the process undertaken to formulate the projections and the parties who participated in the preparation of the projections. Please disclose any other information to facilitate investor understanding of the basis for, and limitations of, the projections.
25. We note that financial models were presented on June 29, 2023, July 6, 2023 and August
         17, 2023. Disclose the extent to which Scage International developed or obtained multiple financial projections, outlining the differences between those scenarios and the scenario presented. To the extent multiple scenarios were provided to either Finnovate or
         ValueScope, consider disclosing those projections.
Interests of Finnovate's Directors and Officers and Others in the Business Combination, page
104

26. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material.
Finnovate's Board of Directors' Reasons for the Business Combination, page 105

27.      We note the section titled Finnovate   s Board of Directors    Reasons
for the Business
         Combination is blank. Please revise.
 Chao Gao
Scage Future
February 6, 2024
Page 7
Scage International's Business, page 113

28. Please disclose whether your business is subject to seasonality. Comprehensive vehicle portfolio..., page 114

29. We note your disclosure regarding achievements in developing all-electric port tractors, long-endurance hybrid power tractors, and wide-body, high-power hybrid mining vehicles. Please revise to disclose these achievements.
Growth Strategies, page 116

30.      We note the following disclosures:

                You plan to establish experience stores and service centers in domestic and overseas logistic centers;
                You intend to strategically build and expand your presence in international markets;
                You plan to open direct stores and develop more sales partners; and
                You plan to develop fueling and charging stations to support purchasers of your hydrogen-powered fuel cell vehicles.

         Please revise to disclose expected timing, number of stores/centers/stations and capital requirements, as applicable.
Our Vehicles, page 117

31. We note your disclosure that you currently have two vehicles in mass production. Please clearly identify the two vehicles in mass production.
Vehicle Deliveries, page 121

32. We note your disclosure that you have received 90 customer orders and delivered approximately 47 of these orders. Please disclose whether these orders are binding and whether the customer has the ability to terminate the order. Manufacturing, Supply Chain and Quality Control, page 125

33. We note your disclosure here that you have entered into agreements and established
FirstName LastNameChao Gao
       strategic collaborations with multiple OEMs. Please revise to disclose the material terms
Comapany    NameScage
       of your agreementsFuture
                            and file the agreements as exhibits or tell us why
you are not required
       to do so.
February 6, 2024 Page 7
FirstName LastName
 Chao Gao
FirstName LastNameChao Gao
Scage Future
Comapany6,NameScage
February   2024      Future
February
Page 8 6, 2024 Page 8
FirstName LastName
Contractual Obligations, page 174

34. We note that EBC performed additional services after the IPO and part of the
         IPO underwriting fee appears to be deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to EBC that are contingent on completion of the business combination.
Unaudited Pro Forma Combined Financial information
Introduction, page 177

35. In the second paragraph under Introduction on page 177, please clarify why you are presenting the pro forma financial information based on Scage's financial statements as of and for the year ended June 30, 2023, rather than on Finnovate's fiscal year ended
         December 31, 2022 and subsequent nine-months interim period ended September 30,
         2023 by explaining the business combination will be treated as a reverse merger and that
         Scage has been determined to be the "acquiror" with its most recent fiscal year of June 30,
         2023 while Finnovate will be treated as the "acquired" company with its most recent fiscal year of December 31, 2022. Provide a cross reference to your detailed discussion of the reverse merger under Accounting for Transaction on page 178.
36. In the bullet points under Introduction, please expand to disclose that Finnovate's historical consolidated balance sheet as of June 30, 2023 and its historical consolidated statements of operations for the six months ended June 30, 2023 and 2022 are unaudited and are not included in the proxy statement/prospectus. Further disclose here or in Note
         (B) on page 182 to the pro forma statement of operations, as to how you arrived at the historical amounts of Finnovate for the twelve months ended June 30, 2023. In this regard, we note the difference in fiscal years is more than 93 days between that of Scage and of
         Finnovate. As such describe the computation used in arriving at the unaudited twelve months for Finnovate. Refer to Rule 11-02(c)(3) of Regulation S-X. Basis of Pro Forma Presentation, page 178

37. Refer to the first paragraph. Please revise the first sentence to clarify that your unaudited pro forma condensed combined financial statements were prepared in accordance with
         Article 11 of Regulation S-X as amended by the final rule, SEC Release No. 33-10786
            Amendments to Financial Disclosures about Acquired and Disposed Businesses.
         Release No. 33-10786 provides pro forma adjustment criteria with requirements to depict
         the accounting for the transaction (   Transaction Accounting
Adjustments   ) and present
         the reasonably estimable synergies and other transaction effects that have occurred or
         reasonably expected to occur (   Management   s Adjustments   ). In
this regard we note your
         use of the language, directly attributable to the transactions, factually supportable and are expected to have a continuing impact, here and page 22, where such language has been amended under the SEC Release. Please further disclose if the pro forma financial information gives effect to any anticipated synergies and dis-synergies identified by
 Chao Gao
FirstName LastNameChao Gao
Scage Future
Comapany6,NameScage
February   2024      Future
February
Page 9 6, 2024 Page 9
FirstName LastName
         management in the business combination, and also consider stating that you have elected not to present any Management's Adjustments. Refer to Rule 11-02(a)(7) of Regulation S-
         X.
38. Refer to the third paragraph on page 179 pertaining to the weighted average shares outstanding and the Exchange Ratio. Given the complexity of the narrative description of calculating the Exchange Ratio, please provide a sample calculation of data in computing the Exchange Ratio and also in computing both the Company Ordinary Shares and
         Company Merger Shares. In this regard, consider providing three sets of sample computations.
Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page 181

39. Refer to adjustment (3) with respect to Scenario 2 and the $41.4 million to reflect redemption of the maximum number of Finnovate public shares that would not exceed the net tangible asset (NTA) value of $5,000,001. Given that the pro forma balance sheet for
         Scenario 2 reflects a negative or deficit equity balance, tell us how you have met the condition of maintaining an NTA value of $5,000,001. Provide us with your computation and revise the disclosures as necessary.
40. Refer to adjustment (4) and its explanation. Further expand and clarify that in the reverse merger, the historical equity of Finnovate will be eliminated and is the equivalent of Scage issuing shares for the net assets of Finnovate, accompanied by a recapitalization. In this regard, further disclose that all Finnovate ordinary shares issued and outstanding will be canceled and converted automatically into PubCo ordinary shares and that all Scage ordinary shares issued and outstanding, including the conversion of the preferred shares, shall also be canceled and converted into PubCo ordinary shares. Clarify that Scage is considered the predecessor entity to PubCo and its share capital will represent that of
         PubCo after the business combination. Please provide us with your computation as to how you arrived at each of the amounts in adjustment (4) pertaining to the line items, ordinary shares and additional paid-in capital.
41. Refer to adjustments (6) and (7). Please expand the adjustment descriptions, respectively, to explain why there is a payment to the financial consultant upon closing as we note the payment adjustment amount is $5.0 million, and explain the nature of the subsequent bank borrowings. Your revised disclosures should include, but not be limited to, its repayment terms. We note the debt adjustment amount is $6.3 million allocated among short-and long-term debt on the pro forma balance sheet.
42. Refer to adjustment (8) and explain why you have recorded this as a stand-alone adjustment in the column, Subsequent Financing, rather than including with the
         Transaction Accounting Adjustments. Also, with respect to Scage's mezzanine equity as of June 30, 2023 which primarily consists of Series Angel, Series Pre-A, and Series A convertible redeemable preferred shares, disclose the reasons why such preferred shares remain outstanding upon closing in both Scenarios 1 and 2. We note disclosure elsewhere
 Chao Gao
Scage Future
February 6, 2024
Page 10
         that upon the Closing Date and immediately prior to the First Merger Effective Time, each preferred share of Scage International that is issued and outstanding immediately prior to the First Merger Effective Time shall be cancelled in exchange for the right to receive a number of ordinary shares of Scage International at the then effective conversion rate (the
         "Conversion"). Please explain if the Series Angel, Series Pre-A and Series A convertible redeemable preferred shares are subject to the conversion, as we note Scage does not have any other issued and outstanding preferred shares as of June 30, 2023 per the audited balance sheet at page F-4.
Unaudited Pro Forma Condensed Combined Statement of Operations
For the Twelve Months Ended June 30, 2023
Net Loss Per Share, page 183

43. Refer to the third paragraph on page 183, as we note the table of weighted average number of shares of PubCo ordinary shares does not give effect to the potential convertible securities, such as the outstanding warrants and employee share option plans. Please provide an additional table, similar to that provided on page xvi, that reflects issuance of the potential securities and ownership interests based on the two redemption scenarios, 1 and 2.
Comparative Share Information, page 184

44. Please provide us with your computation of Finnovate's (historical) book value per share of $(0.06) as of June 30, 2023. Your response should include the historical equity of
         Finnovate as shown in the pro forma balance sheet on page 181 of $(1.15) million and the number of shares outstanding used in the denominator of the book value per share computation.
Finnovate's Relationships and Related Party Transaction, page 198

45. Please revise this section to include the November 2023 Note. U.S. Federal Income Tax Considerations, page 203

46. We note that you intend that the business combination qualifies as an exchange as described in Section 351(a) of the Code and your disclosure that it is uncertain whether the business combination will qualify as a "reorganization" under
Section 368 of
       the Code. Please file an opinion of counsel regarding the tax consequences of the transaction. Whenever there is significant doubt about the tax consequences of the
       transaction, it is permissible for the tax opinion to use    should
rather than    will,    but
FirstName LastNameChao Gao
       counsel providing the opinion must explain why it cannot give a    will
  opinion and
Comapany    NameScage
       describe the degree Future
                             of uncertainty in the opinion. Refer to Sections
III.B and C of Staff
       Legal
February      Bulletin
          6, 2024 Page19. 10
FirstName LastName
 Chao Gao
FirstName LastNameChao Gao
Scage Future
Comapany6,NameScage
February   2024       Future
February
Page 11 6, 2024 Page 11
FirstName LastName
Index to Financial Statements, page F-1

47. Please provide disclosure in the filing as to why no financial statements have been presented for the Registrant (i.e., Scage Future or PubCo). In this regard, disclose the reasons for omitting the financial statements of Scage Future, such as it has no, or nominal, assets and liabilities, and it has not commenced operations. Finnovate Acquisition Corp
Condensed Financial Statements for the Period Ended September 30, 2023
Notes to the Condensed Financial Statements (Unaudited), page F-47

48. We note from disclosures contained elsewhere in the filing Finnovate issued a promissory note to Sponsor on June 2, 2023 for an aggregate principal amount of up to $1.2 million and also a promissory note to Sunorange on November 8, 2023 for an aggregate principal amount of up to $1.5 million, and as of December 16, 2023 Finnovate has approximately
         $800,000 and $477,330 due under the notes, respectively. As it does not appear you have provided any disclosures with respect to the promissory notes in your notes to condensed financial statements, please revise to describe the pertinent terms of the promissory notes, including repayment and whether they are contingent upon the consummation of the
         Business Combination Agreement. If so, explain what consideration you have given to the repayment of the notes in your pro forma financial statements.
Exhibits

49. Please file all required material agreements, including, but not limited to, the below agreements or tell us why you are not required to do so:

                Lock-Up Agreement;
                Non-Competition and Non-Solicitation Agreement;
                Investment Agreement; and
                Finder's Agreement.
 Chao Gao
FirstName LastNameChao Gao
Scage Future
Comapany6,NameScage
February   2024       Future
February
Page 12 6, 2024 Page 12
FirstName LastName
       Please contact Beverly Singleton at 202-551-3328 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Evan Ewing at 202-551-5920 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing